MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 10, 2012

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Schedule 14A of MainStay Funds Trust

File No.: 811-22321

Commissioners:

On behalf of MainStay Funds Trust (the “Registrant”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) a proxy on Schedule 14A on behalf of MainStay ICAP Equity Fund, MainStay ICAP International Fund and MainStay ICAP Select Equity Fund (the “Funds”), series of the Registrant. This filing relates to the following proposals:

1.	To approve a change in the classification of each Fund’s investment objective from a fundamental investment policy to a non-fundamental investment policy;

2.	To approve the amendment of each fundamental investment restriction for the Funds; and

3.	To transact such other business as may properly come before the Special Meeting and any adjournments or postponements thereof.

No filing fee is due because the Registrant has previously registered an indefinite number of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Please direct any questions concerning the filing to the undersigned at 973-394-4505.

Very truly yours,

/s/ Thomas C. Humbert
Thomas C. Humbert
Assistant Secretary